Exhibit 99.2

Purple Biotech Ltd.

Condensed Consolidated

Unaudited Interim Financial Statements

As of June 30, 2022

Purple Biotech Ltd.

Condensed Consolidated Unaudited Interim Financial Statements as of June 30, 2022

Purple Biotech Ltd.

Condensed Consolidated Unaudited Interim Statements of Financial Position

Purple Biotech Ltd.

Condensed Consolidated Unaudited Interim Statements of Operations and Other Comprehensive Income

		June 30,	December 31,
		2022	2021
	Note	USD thousand	USD thousand
Assets
Cash and cash equivalents		14,006	10,890
Short term deposits		22,010	36,310
Other current assets		1,431	1,273

Total current assets		37,447	48,473

Non - current assets
Other investments		187	187
Right of use assets		543	619
Fixed assets, net		237	277
Long term deposits		2,642	160
Intangible assets		20,684	20,482

Total non – current assets		24,293	21,725

Total assets		61,740	70,198

Liabilities
Lease liability - short term		195	199
Accounts payable		1,227	1,473
Other payables		3,972	2,578

Total current liabilities		5,394	4,250

Non - current liabilities
Lease liability		399	550
Post-employment benefit liabilities		292	292

Total non-current liabilities		691	842

Equity
Share capital, no par value	4	-	-
Share premium		124,951	123,951
Receipts on account of warrants		28,017	28,017
Capital reserve for share-based payments	6	9,300	8,862
Capital reserve from transactions with related parties		761	761
Capital reserves from hedging		(21)	-
Capital reserve from transactions with non- controlling interest		(859)	(859)
Accumulated loss		(106,738)	(95,905)

Equity attributable to owners of the Company		55,411	64,827
Non-controlling interests		244	279

Total equity		55,655	65,106

Total liabilities and equity		61,740	70,198

Purple Biotech Ltd.

Condensed Consolidated Unaudited Interim Statements of Operations and Other Comprehensive Income

	For the six months ended June 30,		For the three months ended June 30,
	2022	2021(*)	2022	2021(*)
	USD thousand	USD thousand	USD thousand	USD thousand
Revenues	-	-	-	-

Research and development expenses	8,035	6,961	2,083	2,087
Sales, general and administrative expenses	2,886	3,192	1,507	1,535

Total operating expenses	10,921	10,153	3,590	3,622

Operating loss	10,921	10,153	3,590	3,622

Finance expense	92	122	51	102
Finance income	(145)	(196)	(89)	(78)

Finance expense (income), net	(53)	(74)	(38)	24

Loss for the period from continuing operations	10,868	10,079	3,552	3,646

Loss (profit) from discontinued operation	-	134	-	(2)

Loss for the period	10,868	10,213	3,552	3,644

Other Comprehensive Loss:
Items that will be transferred to profit or loss:
Loss on cash flow hedges	(21)	-	(21)	-

Total comprehensive loss for the period	10,889	10,213	3,573	3,644

Loss attributable to:
Owners of the Company	10,833	10,175	3,536	3,628
Non-controlling interests	35	38	16	16

	10,868	10,213	3,552	3,644

Total comprehensive loss attributable to
Owners of the Company	10,854	10,175	3,557	3,628
Non-controlling interests	35	38	16	16

	10,889	10,213	3,573	3,644

Purple Biotech Ltd.

Condensed Consolidated Unaudited Interim Statements of Operations and Other Comprehensive Income

	For the six months ended June 30,		For the three months ended June 30,
	2022	2021(*)	2022	2021(*)
	USD thousand	USD thousand	USD thousand	USD thousand
Loss per share data
Continuing operations

Basic and diluted loss per ADS - USD	0.61	0.58	0.2	0.21

Number of ADSs used in calculation	17,897,681	17,454,161	17,981,754	17,530,236

Discontinued operation

Basic and diluted loss per ADS - USD	-	0.01	-	-
Number of ADSs used in calculation	-	17,454,161	-	17,530,236

*	Restated, see Note 4 discontinued operation in the annual financial statements.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Purple Biotech Ltd.

Condensed Consolidated Unaudited Interim Statements of Changes in Equity

	Attributable to owners of the Company
								Capital
							Capital	reserve
				Capital			reserve	from
				reserve			from	transactions
			Receipts	For share		Cost of	transactions	with non-			Non-
	Share	Share	on account	based	Hedging	hedge	with related	controlling	Accumulated		controlling	Total
	capital	premium	of warrants	payments	reserve	reserve	parties	Interest	loss	Total	interests	equity
	USD thousand
For the six months ended June 30, 2022:

Balance as of January 1, 2022	-	123,951	28,017	8,862	-	-	761	(859)	(95,905)	64,827	279	65,106

Other comprehensive income (loss) for the period, net of tax	-	-	-	-	(14)	(7)	-	-	-	(21)	-	(21)

Issuance of American Depository Shares (ADSs) on the NASDAQ, net of issuance costs	-	572	-	-	-	-	-	-	-	572	-	572
Share-based payments	-	428	-	438			-	-	-	866	-	866
Loss for the period	-	-	-	-	-	-	-	-	(10,833)	(10,833)	(35)	(10,868)

Balance as of June 30, 2022	-	124,951	28,017	9,300	(14)	(7)	761	(859)	(106,738)	55,411	244	55,655

The accompanying notes are integral part of these condensed consolidated interim financial statements.

Purple Biotech Ltd.

Condensed Consolidated Unaudited Interim Statements of Changes in Equity

	Attributable to owners of the Company
						Capital
					Capital	reserve
				Capital	reserve	from
				reserve	from	transactions
			Receipts	for share	transactions	with non-			Non-
	Share	Share	on account	based	with related	controlling	Accumulated		controlling	Total
	capital	premium	of warrants	payments	parties	Interest	loss	Total	interests	equity
	USD thousand
For the six months ended June 30, 2021:

Balance as of January 1, 2021	-	118,909	29,984	8,115	761	(859)	(77,521)	79,389	363	79,752
Exercise of warrants	-	3,169	(1,969)	-	-	-	-	1,200	-	1,200
Share-based payments	-	136	-	1,249	-	-	-	1,385	-	1,385
Loss for the period	-	-	-	-	-	-	(10,175)	(10,175)	(38)	(10,213)

Balance as of June 30, 2021	-	122,214	28,015	9,364	761	(859)	(87,696)	71,799	325	72,124

The accompanying notes are integral part of these condensed consolidated interim financial statements.

Purple Biotech Ltd.

Condensed Consolidated Unaudited Interim Statements of Cash Flows

	For the six months ended June 30,
	2022	2021
	USD thousand	USD thousand
Cash flows from operating activities from continuing operation:
Loss for the period from continuing operation	(10,867)	(10,079)
Adjustments:
Depreciation	103	107
Finance expenses (income), net	(53)	(74)
Share-based payments	866	1,385

	(9,951)	(8,661)

Changes in assets and liabilities:
Changes in other current assets	(286)	(89)
Changes in accounts payables	(90)	812
Changes in other payables	1,427	(489)

	1,051	234

Net cash used in operating activities from continuing operation	(8,900)	(8,427)

Cash flows from investing activities from continuing operation:
Acquisition of intangible asset	(203)	-
Interest received	143	115
Decrease in short term deposits	14,300	8,711
Increase in long term deposits	(2,482)	(1,945)
Acquisition of fixed assets	(20)	(109)

Net cash provided by investing activities from continuing operation	11,738	6,772

Cash flows from financing activities from continuing operation:
Proceeds from exercise of warrants	-	1,200
Proceeds from issuance ADSs	653	-
ADS issuance expenses paid	(81)	-
Repayment of lease liability	(83)	(73)
Interest paid	(33)	(37)

Net cash provided by financing activities from continuing operation	456	1,090

Purple Biotech Ltd.

Condensed Consolidated Unaudited Interim Statements of Cash Flows

	For the six months ended June 30,
	2022	2021
	USD thousand	USD thousand
Cash flows in respect of discontinued operation as follows:

Net cash (used in) provided by operating activities	-	(131)
Net cash from investing activities	-	-
Net cash from financing activities	-	-
Net cash provided by (used in) discontinued operation	-	(131)

Net increase (decrease) in cash and cash equivalents	3,294	(696)
Cash and cash equivalents at the beginning of the period	10,890	11,247
Effect of translation adjustments on cash and cash equivalents	(178)	(11)
Cash and cash equivalents at the end of the period	14,006	10,540

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Purple Biotech Ltd.

Notes to Condensed Consolidated Unaudited Interim Financial Statements as of June 30, 2022

Note 1 -General

A.	Purple Biotech Ltd. (hereinafter: the “Company” or “Purple”) is a clinical-stage company developing first-in-class, effective and durable therapies by overcoming tumor immune evasion and drug resistance. The Company focuses on Oncology, which includes NT219, a therapeutic candidate which is a small molecule targeting the novel cancer drug resistance pathways IRS1/2 and STAT3 and CM24 a monoclonal antibody blocking CEACAM1, a novel immune checkpoint that supports tumor immune evasion and survival through multiple pathways.

The Company was incorporated in Israel as a private company in August 1968, and has been listed for trading on the Tel Aviv Stock Exchange since September 1978. In October 2012, the Company disposed all its previous operations, and in July 2013, the Company acquired shares of Kitov Pharma Ltd. from its shareholders, in exchange for the Company’s shares. In December 2020 the Company changed its name from Kitov Pharma Ltd to Purple Biotech Ltd.

B.	The Company’s securities (American Depository Shares (“ADS”)) were listed for trading on the NASDAQ in November 2015 (including a Series A warrant that expired in November 2020). Each ADS represents 10 ordinary shares with no par value following a reverse split in effect from August 23, 2020 (see Note 10A in the annual financial statements). Each 10 warrants enable the purchase of 1 ADS.

The Company’s address is 4 Oppenheimer St., Science Park, Rehovot 7670104 Israel.

The Company together with its subsidiaries TyrNovo, FameWave and Purple GmbH are referred to, in these consolidated financial statements, as “the Group”.

C.	Since incorporation through June 30, 2022, the Group has incurred losses and negative cash flows from operations mainly attributed to its development efforts and has an accumulated deficit of USD 106.7 million. The Group has financed its operations mainly through private and public financing rounds.

D.	While the COVID-19 pandemic has affected our operations to date to a certain extent such as operation of clinical studies, the extent to which the COVID-19 pandemic may impact our operations in the future will depend on future developments. In particular, a continued spread of COVID-19 globally could materially adversely impact our operations and workforce, including our manufacturing activities and clinical trials, as well as our ability to continue to raise capital.

Purple Biotech Ltd.

Notes to Condensed Consolidated Unaudited Interim Financial Statements as of June 30, 2022

Note 2 - Basis of Preparation

A.	Statement of compliance with International Financial Reporting Standards

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements. They should be read in conjunction with the financial statements as at and for the year ended December 31, 2021 (hereinafter - “the Annual Financial Statements”). However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last Annual Financial Statements.

These condensed consolidated interim financial statements were authorized for issue by the Group’s Board of Directors on August 3, 2022.

B.	Use of judgments and estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The significant judgments made by management in applying the Group’s accounting policies and the principal assumptions used in the estimation of uncertainty were the same as those that applied to the Annual Financial Statements.

Purple Biotech Ltd.

Notes to Condensed Consolidated Unaudited Interim Financial Statements as of June 30, 2022

Note 3 - Significant Accounting Policies

Except as described below, the accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its Annual Financial Statements.

Presented hereunder is a description of initial application of accounting policies applied in these condensed consolidated interim financial statements and their effect:

Application of IFRS-9 accounting standard

Derivative financial instruments, including hedge accounting

The Group holds derivative financial instruments to hedge its foreign currency.

Hedge accounting

The Group designates certain derivatives as hedging instruments in order to hedge changes in cash flows that relate to highly probable forecasted transactions and which derive from changes in foreign currency exchange rates.

At the inception of the hedging relationship the Group documents its risk management objective and its hedging strategy. The Group also documents the economic relationship between the hedged item and the hedging instrument, including whether the changes in cash flows of the hedged item and the hedging instrument are expected to offset each other.

Measurement of derivative financial instruments

Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below:

Cash flow hedges

When a derivative instrument is designated as a cash flow hedge, the effective portion of the changes in fair value of the derivative is recognized in other comprehensive income, directly within a hedging reserve. The effective portion of changes in fair value of a derivative, recognized in other comprehensive income, is limited to the cumulative change in fair value of the hedged item (based on present value), from inception of the hedge. The change in fair value in respect of the ineffective portion is recognized immediately in profit or loss.

The amounts accumulated in the hedging reserve are reclassified to profit or loss in the same period, or periods, in which the hedged forecasted future cash flows affect profit or loss.

If the hedge no longer qualifies as an accounting hedge, or the hedging instrument is sold, expires, is terminated or exercised, hedge accounting is discontinued on a prospective basis. When hedge accounting is discontinued, the amounts accumulated in the past in the hedging reserve remain in the reserve, until such time as they are reclassified to profit or loss in the period, or periods, in which the hedged forecasted future cash flows affect profit or loss.

If the hedged future cash flows are no longer expected to occur, the amounts accumulated in the past in the hedging reserve are immediately reclassified to profit or loss.

Purple Biotech Ltd.

Notes to Condensed Consolidated Unaudited Interim Financial Statements as of June 30, 2022

Note 4 - Capital and reserves

During the reported periods, the following shares were issued:

	For the six months ended
	June 30, 2022	June 30, 2021
	Number of ADS in thousands
Opening balance	17,800	17,211
Issuance of ADSs (1)	179	-
Vesting of RSUs	62	105
Exercise of warrants	-	300

	18,041	17,616

(1)	During the period the Company raised under the ATM program, USD 572 thousand (net of placement agent fees and other offering related expenses).

Note 5 - Financial Instruments

Framework for risk management

The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework.

The Group's risk management practice was formulated to identify and analyze the risks that the Group faces, to set appropriate limits for the risks and controls, and to monitor the risks and their compliance with the limits. The risk policy and risk management methods are reviewed regularly to reflect changes in market conditions and in the Group's operations. The Group acts to develop an effective control environment in which all employees understand their roles and commitment.

A.	Risk management

1.	Credit risk

Credit risk is the risk of financial loss to the Group if a debtor or counterparty to a financial instrument fails to meet its contractual obligations, and arises mainly from the Company’s receivables. The Group restricts exposure to credit risk by investing only in bank deposits.

The Group held cash and cash equivalents and short-term and long-term deposits of USD 38,658 thousand at June 30, 2022 (and at December 31, 2021 – USD 48,386 thousand). These are held with banks, which are rated A2, based on Moody’s Rating Agency ratings. The short and long term deposits, mainly in USD, bear fixed interest ranging between 0.6% - 3.80%.

The carrying amount of cash and cash equivalents and short-term and long-term deposits approximate their fair value.

Purple Biotech Ltd.

Notes to Condensed Consolidated Unaudited Interim Financial Statements as of June 30, 2022

Note 5 - Financial Instruments (cont'd)

A.	Risk management (cont'd)

2.	Market risk

Market risk is the risk that changes in market prices, such as foreign currency exchange rates, the CPI, interest rates and the prices of equity instruments, will influence the Group’s results or the value of its holdings in financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing returns.

The Group hedges the foreign currency risk exposure that derives from salary expenses by means of foreign currency derivatives.

In the framework of assessing whether the aforesaid hedging relationships qualify for hedge accounting, the Group applies the mandatory reliefs set forth in the amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures, Interest Rate Benchmark Reform.

Therefore, as at June 30, 2022 the Group is of the opinion that these hedging relationships continue to qualify for hedge accounting.

3.	Currency risk

The Group is exposed to currency risk mainly for cash and for research and development expenses that are denominated in NIS and EURO. Therefore, the Group is exposed to exchange rate fluctuations in these currencies against the dollars and takes steps to reduce the currency risk by maintaining its liquid resources in accordance with its future needs.

Purple Biotech Ltd.

Notes to Condensed Consolidated Unaudited Interim Financial Statements as of June 30, 2022

Note 6 - Share-based payments

On May 23, 2022, the board of directors of the Company granted 5,827 thousand options (to purchase the equivalent of 582,750 ADSs) and 5,827 thousand RSUs (equivalent to 582,750 ADSs) to officers and employees. The options have an exercise price of USD 0.304 per one ordinary share. The options and RSUs will vest over 3 years from the date of grant. The options are exercisable for 5 years from grant date. The fair value of these options and RSUs as of the grant date was measured at USD 3,102 thousand.

In addition, the board of directors of the Company granted a total of 2,812 thousand options (to purchase the equivalent of 281,200 ADSs) and 2,812 thousand RSUs (equivalent to 281,200 ADSs) to the Board members, subject to the approval of the shareholders. The options have an exercise price of USD 0.304 per one ordinary share. The options and RSUs will vest over 3 years from the date of grant. The options are exercisable for 5 years from grant date.

On June 23, 2022, the board of directors of the Company granted 807 thousand options (to purchase the equivalent of 80,750 ADSs) and 57 thousand RSUs (equivalent to 5,750 ADSs) to an employee and a consultant. The options have an exercise price of USD 0.276 per one ordinary share. The options and RSUs will vest over 3 years from the date of grant. The options are exercisable for 5 years from grant date. The fair value of these options and RSUs as of the grant date was measured at USD 136 thousand.

On July 11, 2022, subsequent to the balance sheet date, the board of directors of the Company granted a total of 3,750 thousand options (to purchase the equivalent of 375,000 ADSs) and 150 thousand RSUs (equivalent to 15,000 ADSs) to the CEO, subject to the approval of the shareholders

These options listed above (not include grants that are subject to the approval of the shareholders) were measured using the binominal model. The following inputs were used in the measurement of the fair value of these share-based payments:

Share Price (ADS-USD)	3.16 - 2.48
Expected Volatility (%)	96.26% - 95.25%
Expected Duration (years)	5
Exercise Coefficient	2 - 2.8
Dividend Yield (%)	0%
Risk Free Rate Interest (%)	2.90% - 3.21%

The annual Expected Volatility applied was based on the historical weighted average volatility of the company, for a period corresponding to the share options’ contractual term.

The risk-free interest rate for periods within the contractual life of the option is based on the United States Treasury yield curve effective at the time of grant.

During the six-month period ended June 30, 2022 the Company recorded an expense of USD 866 thousand, of which USD 800 thousand are to key management personnel. (June 30, 2021 USD 1,385 thousand, USD 1,189 thousand are to key management personnel).

Purple Biotech Ltd.

Notes to Condensed Consolidated Unaudited Interim Financial Statements as of June 30, 2022

Note 7 – Commitments and contingent liability

On May 16, 2022, the Tel Aviv District Court fully dismissed with prejudice the lawsuit filed by Bar Ilan University and BIRAD Research & Development Company Ltd., as describes in Note 13 to the annual financial statements.

The Court’s full dismissal of the BIRAD Lawsuit is based on a mediation arrangement signed between TyrNovo, all other defendants in the BIRAD Lawsuit, the University and BIRAD on May 16, 2022. Under the terms of such mediation arrangement, TyrNovo retains ownership of its patent and other intellectual property rights as stipulated in the Services Agreement.